  Filed pursuant to Rule 424(b)(4)

Registration No. 333-225610

577,529 Units (each consisting of one American Depositary Share and one Series C Warrant to purchase one American Depositary Share)

and

2,260,145 Pre-funded Units (each consisting of one Pre-Funded Warrant to purchase one American Depositary Share and one Series C Warrant to purchase one American Depositary Share)

American Depositary Shares Underlying the Pre-funded Warrants and

American Depositary Shares Underlying the Warrants

We are offering 577,529 Units, with each Unit consisting of (i) one American Depositary Share, or ADS, and (ii) a Series C warrant to purchase one ADS, or a Series C Warrant. The Series C Warrants will have an exercise price of $3.50 per full ADS (which may be adjusted as set forth in this prospectus) will be exercisable immediately and will expire five years from the date of issuance. The Units will not be issued or certificated. The ADSs and Series C Warrants part of a Unit are immediately separable and will be issued separately, but will be purchased together in this offering. Each ADS represents twenty ordinary shares, par value NIS 1.00 per share.

We are also offering to those purchasers, if any, whose purchase of Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering 2,260,145 Pre-funded Units, in lieu of the Units that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of our outstanding ordinary shares, with each Pre-funded Unit consisting of (i) a pre-funded warrant to purchase one ADSs, or a Pre-funded Warrant, and (ii) one Series C Warrant. The purchase price of each Pre-funded Unit will equal the price per unit being sold to the public in this offering, minus $0.01, and the exercise price of each Pre-funded Warrant included in the Pre-funded Unit will be $0.01 per ADS. The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. The Series C Warrants contained in the Pre-funded Units will have an exercise price of $3.50 per full ADS (which may be adjusted as set forth in this prospectus) and will be exercisable immediately and will expire five years from the date of issuance. The Pre-funded Units will not be issued or certificated. The Pre-funded Warrants and the Series C Warrants part of a Pre-funded Unit are immediately separable and will be issued separately, but will be purchased together in this offering.

The ADSs issuable from time to time upon exercise of the Series C Warrants and the Pre-funded Warrants and the ordinary shares underlying the ADSs and ADSs issuable upon exercise of the Series C Warrants and the Pre-funded Warrants are also being offered by this prospectus. We refer to the ADSs, the Series C Warrants, the Pre-funded Warrants, the ADSs issued or issuable upon exercise of the Series C Warrants and Pre-funded Warrants, and the underlying ordinary shares being offered hereby, collectively, as the securities. See “Description of the Offered Securities” for more information.

Our ADSs trade on The Nasdaq Capital Market, or Nasdaq, under the symbol “MDGS.” On July 18, 2018, the last reported sale price of our ADSs on Nasdaq was $3.69 per ADS (after giving effect to the reverse share split and ADS ratio change as further described below). Our ordinary shares trade on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “MDGS.” On July 18, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 0.75, or $0.21 per share (based on the exchange rate reported by the Bank of Israel on July 18, 2018). There is currently no market for the warrants offered in this offering.

The Nasdaq Capital Market approved the listing of the Series C Warrants and such Series C Warrants will commence trading under the symbol “MDGSW” on July 23, 2018. We do not intend to apply for listing of the Pre-funded Warrants on any securities exchange or other nationally recognized trading system. There is no established public trading market for the Pre-funded Warrants, and we do not expect a market to develop. Without an active trading market, the liquidity of the Pre-funded Warrants will be limited.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Per Pre-Funded Unit	Total
Public offering price	$3.50	$3.49	$9,909,258
Underwriting discounts and commissions (1)	$0.245	$0.245	$695,230
Proceeds to us (before expenses)	$3.255	$3.245	$9,214,028

(1) We have also agreed to pay the underwriter a management fee equal to 1.0% of the gross proceeds raised in this offering, a non-accountable expense allowance of $40,000 and reimbursement for legal fees and expenses in the amount of up to $120,000 and to issue the underwriter or its designees warrants to purchase a number of ADSs equal to 7% of the aggregate number of shares of ADSs sold in this offering (including the number of ADSs issuable upon exercise of the Pre-funded Warrants), at an exercise price of $4.375 per ADS, which represents 125% of the public offering price per Unit. For a description of the additional compensation to be received by the underwriter, see “Underwriting” beginning on page 31 for additional information regarding the underwriter compensation.

The offering is being underwritten on a firm commitment basis. The underwriter has an option exercisable within 30 days from the date of this prospectus to purchase up to 425,651 additional ADSs and/or 425,651 Series C Warrants to purchase up to an additional 425,651 ADSs from us at the public offering price, less the underwriting discounts and commissions. If the underwriter exercises this option in full, the total underwriting discounts and commissions payable by us will be $799,515, and the total proceeds to us, before expenses, will be $10,599,521, excluding potential proceeds from the exercise of the Series C Warrants included in such option.

Delivery of the securities offered hereby is expected to be made on or about July 23, 2018.

H.C. Wainwright & Co.

The date of this prospectus is July 19, 2018

Neither we nor the underwriter has authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus, if any, prepared by us or on our behalf. When you make a decision about whether to invest in our securities, you should not rely upon any information other than the information in this prospectus and any free writing prospectus, if any, prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ordinary shares in any circumstances under which the offer or solicitation is unlawful.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts, and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this prospectus.

For investors outside of the United States: Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our securities. You should read this summary together with the more detailed information appearing in this prospectus or incorporated by reference herein, including “Risk Factors,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included at the end of this prospectus or incorporated by reference herein, before making an investment in our ordinary shares. All references to “Medigus,” “we,” “us,” “our,” the “Company” and similar designations refer to Medigus Ltd. and our wholly-owned subsidiary Medigus USA LLC. The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States.

Our Company

Overview

We are a medical device company dedicated to the development, manufacturing and marketing of surgical endostaplers and direct vision systems for minimally invasive medical procedures and other commercial uses. Our expertise is in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our U.S. Food and Drug Administration, or FDA, cleared and CE-marked endosurgical system, known as the Medigus Ultrasonic Surgical Endostapler, or MUSETM (Medigus Ultrasonic Surgical Endostapler) system, enables minimally-invasive and incisionless procedures for the treatment of GERD by reconstruction of the esophageal valve via the mouth and esophagus, eliminating the need for surgery in eligible patients. We believe that this procedure offers a safe, effective and economical alternative to the current modes of GERD treatment for certain GERD patients, and has the ability to provide results which are equivalent to those of standard surgical procedures while reducing pain and trauma, minimizing hospital stays, and delivering economic value to hospitals and payors.

The key elements of the MUSETM system include a single-use endostapler containing several sophisticated innovative technologies such as flexible stapling technology, a miniature camera and ultrasound sensor, as well as a control console offering a video image transmitted from the tip of the endostapler.

In addition to the MUSETM system for the treatment of GERD, we have developed miniaturized video cameras for use in various medical procedures as well as specialized industrial applications.

Prevalence of GERD

GERD is a worldwide disorder, with evidence suggesting an increase in GERD disease prevalence since 1995. The sample size weighted mean for the GERD population in the United States and Europe is 19.8% and 15.2% respectively. In the United States alone, over 49 million adults are affected by GERD, with over 29 million adults suffering daily from GERD symptoms. Proton pump inhibitors, or PPIs, are a class of effective and generally safe medications to treat GERD, but not everyone who experiences heartburn needs a PPI. Several PPIs have been widely advertised to consumers and heavily promoted by physicians, which has led to an overuse of the drug. Prescription drugs are a vital part of American health, helping millions every year with their health conditions. According to the latest report by IMS Health Informatics, Nexium revenue in 2014 was $5.9B, ranking number four on the list of top earners. This figure does not include sales of other brands of PPIs.

After being swallowed, food descends through the esophagus to the stomach, which contains acids and enzymes intended to digest and break down food. GERD is caused by the defective operation of the lower esophageal sphincter, or LES, a valve which controls the flow of ingested food from the esophagus into the stomach. While eating and between eating periods, a properly operating LES prevents stomach contents from entering the esophagus. Among GERD sufferers, the valve opens spontaneously or is unable to close properly. This results in acidic stomach contents rising into the esophagus, causing irritation, acid reflux and heartburn, as well as other potentially dangerous conditions.

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Beyond painful symptoms, GERD may also increase sufferers’ susceptibility to cancer. Whereas the stomach is lined by the “gastric mucosal barrier” which allows acidic material to be contained harmlessly, the surface of the esophagus consists of flat, thin cells called squamous cells, which are not resistant to acid. Repeated episodes of acid reflux can cause inflammation of the esophagus, a condition called esophagitis. The flat cells lining the esophagus can also undergo genetic changes due to exposure to acid, causing these cells to resemble those found in the stomach lining, a condition known as Barrett’s Esophagus.

Barrett’s Esophagus is a complication of GERD and predisposes patients to esophageal adenocarcinoma, a tumor that has increased in incidence more than sevenfold over the past several decades. Studies have shown that people exhibiting Barrett’s Esophagus have a higher risk of developing cancer of the esophagus. Studies have also shown, that compared to patients not exhibiting GERD symptoms, patients exhibiting weekly symptoms of GERD have a five times higher probability for developing esophageal cancer while patients exhibiting daily symptoms of GERD have a seven times higher probability for developing esophageal cancer. The most common risk factors for cancer in Barrett’s Esophagus patients include chronic GERD, hiatal hernia, advanced age, male sex, white race, cigarette smoking and obesity.

Treatment of GERD

Treatment of GERD involves a stepwise approach. The goals with respect to the treatment of GERD are to control symptoms, to heal esophagitis and to prevent recurrent esophagitis. The treatment is based on lifestyle modification and the control of gastric acid through medical treatment (antacids, PPI’s, H2 blockers or other reflux inhibitors) or antireflux surgery. Mild GERD may be defined as intermittent reflux symptoms that can be managed with lifestyle changes or over-the-counter medications. Moderate to severe GERD represents more chronic symptoms that may require stronger drugs, long term medication or surgical intervention.

Drug Treatment – Proton pump inhibitors (PPI)

For moderate to severe GERD, physicians usually prescribe PPIs. This class of drugs reduces acid production by the stomach, and thereby relieves the patients of their symptoms. Drugs of this class are among the most commonly prescribed medications in the world. There are several brands on the market, and the best known are Prilosec (omeprazole), Prevacid (lansoprazole) and Nexium (esomeprazole). Certain PPI drugs are available over-the-counter in the United States and in other countries, but the over-the-counter dosages may be inadequate to control GERD symptoms except in mild cases.

While PPI drugs effectively reduce the severity and frequency of GERD symptoms, they have a number of drawbacks:

a) In approximately 30% of patients, symptom control is incomplete;

b) The drugs do not treat the disease they only control its manifestations and, therefore, they must be taken for life at a dosage which requires a prescription. Accumulated costs may be substantial; and

c) Long term use is associated with a number of serious adverse effects. In particular, they increase the risk of osteoporosis and fractures of the hip, wrist and spine. The FDA has issued a warning on this effect as well as warnings against other untoward effects on absorption of other essential minerals, which may lead to chronic kidney disease, irregular heartbeat, diarrhea and increased flatulence.

Interventional treatment

The most common operation for GERD is called a surgical fundoplication, a procedure that prevents reflux by wrapping or attaching the upper part of the stomach around the lower esophagus and securing it with sutures. Due to the presence of the wrap or attachment, increasing pressure in the stomach compresses the portion of the esophagus which is wrapped or attached by the stomach, and prevents acidic gastric content from flowing up into the esophagus. Today, the operation is usually performed laparoscopically: instead of a single large incision into the chest or abdomen, four or five smaller incisions are made in the abdomen, and the operator uses a number of specially designed tools to operate under video control.

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The operation does not completely eliminate the use of PPIs, and up to approximately 60% of the patients who undergo this surgery still use some in long term follow up. Nevertheless, the dose is usually lower in the over-the-counter range and the response rate is excellent. Since the majority of patients referred to surgeons are incomplete responders, or require a high dose of PPI, the patients are generally satisfied with the operation, and the overall costs of treatment are lower in the long run.

In spite of clinical outcomes of surgery, relatively few patients undergo surgery. We estimate that large numbers of patients who are candidates for operative treatment are either not referred by their treating physician or decline it. We believe that many patients decline to undergo operations to avoid even minute scarring or violation of the abdominal cavity.

Given the current environment in which the vast majority of GERD sufferers in North America and Europe must choose between long-term pharmaceutical therapy and surgery, leading to what is known in our industry as the “treatment gap,” we believe there is a demand for a minimally-invasive, incision-less procedure which treats the root cause of the disease. We believe that the MUSETM system is positioned to fill this need.

Our system achieves the general physiological result of surgical fundoplication, by inserting the MUSETM endostapler through the mouth and the esophagus, and stapling the top of the stomach to the side of the esophagus. The endostapler contains a video camera and stapling system. Staples have long been used in surgical procedures in place of sutures, and we believe that they are at least as reliable and potentially more durable. Our endostapler uses standard surgical staples.

First line therapy for GERD includes a combination of lifestyle modifications and medical therapy or PPIs. Unfortunately, 25% to 42% of patients with GERD do not respond to an initial 4-8-week treatment of PPI. In those who do respond to therapy, the effectiveness of PPI treatment decreases over time. Anti-reflux surgery controls acid reflux and treats an incompetent lower esophageal sphincter, while also improving patient quality of life in the long term. Thus, PPI therapy and lifestyle modifications are frequently eliminated.

Despite the effectiveness of surgery, it is invasive, requires hospitalization and carries the risk of short and long-term complications, including dysphagia, diarrhea, and gas bloat syndrome. Thus, endoscopic therapies that mimic the mechanism through which surgery works and can reduce surgical morbidity, have gained popularity for the treatment of GERD.

The market for medical devices, including the market for endoscopic therapies, is very broad, with an increasing demand for new, less invasive alternatives to the existing surgical procedures for the treatment of various diseases. This increasing need for minimally-invasive and incision-less treatments, such as endoscopy-based procedures, is also augmented by the increase in the average age of global population. In 2000, the worldwide population of persons aged more than 65 years was an estimated 420 million. During 2000-2030, the worldwide population aged more than 65 years is projected to increase by approximately 550 million to 973 million. This increase in age will potentially lead to increased healthcare costs and may have dramatic consequences for public health and the healthcare financing and delivery systems.

Endoscopy is a minimally invasive method of performing investigative, diagnostic and therapeutic medical procedures, employing an endoscope, which allows real-time visual observation of the patient’s internal organs during the procedure. Endoscopic procedures are most commonly performed through natural orifices, including the mouth, to avoid incisions. Because of the accessibility of the digestive tract through the mouth, the endoscopy field is largely focused on disorders of the gastrointestinal tract such as disorders of the colon, esophagus, stomach and duodenum.

Endoscopes are commonly composed of a flexible tube with a camera installed at its tip. Endoscopes often include “working channels” through which catheters or other endoscopic tools or devices may be inserted directly into the patient’s digestive system. The primary advantage of endoscopy is the elimination of incisions to the patient’s body during a medical procedure. We believe that this is safer, prevents most post-operative pain and facilitates faster recuperation. Patient perception or preference is important as well. The perception of endoscopy procedures as being safer, and less painful than, corresponding surgical procedures may have the effect of minimizing patient fears.

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Endoscopic procedures generally involve less recovery time and patient discomfort than conventional open or laparoscopic surgery. These procedures are also typically performed in the outpatient hospital setting as opposed to an inpatient setting. Typically, outpatient procedures cost the hospital or the insurer less money since there is no overnight stay in the hospital.

Our Solution and Products

The MUSETM system

Our primary product, the MUSETM system for transoral fundoplication, is a single use innovative device for the incisionless treatment of GERD. The MUSETM technology is based on our proprietary platform technology, experience and know-how. While at present substantially all of our revenue is derived from the miniature video camera and related equipment, our strategy is focused on the development and promotion of the MUSETM system, which we therefore refer to as our “primary product.”

Transoral means the procedure is performed through the mouth, rather than through incisions in the abdomen. The MUSETM system for transoral fundoplication was previously known as the SRSTM Endoscopic Stapling System. We rebranded to the MUSETM system following the launch of the most recent generation product. The MUSETM system is used to perform a procedure as an alternative to a surgical fundoplication. The MUSETM system offers an endoscopic, incisionless alternative to surgery. A single surgeon or gastroenterologist can perform the MUSETM procedure transorally, unlike in a laparoscopic fundoplication which requires incisions.

The system consists of the MUSE™ console controller, the MUSETM endostapler and several accessories, including an overtube, irrigation bottle, tubing supplies and staple cartridges. The MUSETM endostapler incorporates a video camera, a flexible surgical stapler and an ultrasonic guidance system that is used to measure the distance between the anvil and the cartridge of the stapler, to ensure their proper alignment and tissue thickness. The device also contains an alignment pin, which is used for initial positioning of the anvil against the cartridge, two anvil screws, which are used to reduce the thickness of the tissue that needs to be stapled and to fix the position of the anvil and the MUSETM endostapler during stapling. The system allows the operator to staple the fundus of the stomach to the esophagus, in two or more locations, typically around the circumference, thereby creating a fundoplication, without any incisions.

The “Indication for Use” in the MUSE™ system’s FDA 510(k) clearance is “for endoscopic placement of surgical staples in the soft tissue of the esophagus and stomach in order to create anterior partial fundoplication for treatment of symptomatic chronic Gastro-Esophageal Reflux Disease in patients who require and respond to pharmacological therapy.” As such, the FDA clearance covers the use by an operator of the MUSETM  endostapler as described in the above paragraph. In addition, in the pivotal study that was presented to the FDA in order to gain clearance, only patients who were currently taking GERD medications, (i.e. pharmacological therapy), were allowed in the study. In addition, all patients had to have a significant decrease in their symptoms when they were taking medication compared to when they were off the medication. As such, the FDA clearance included the indication that MUSETM system is intended for patients who require and respond to pharmacological therapy. The MUSETM system indication does not restrict its use with respect to GERD severity from a regulatory point of view. However, clinicians typically only consider interventional treatment options for moderate to severe GERD. Therefore, it is reasonable to expect the MUSETM System would be primarily used to treat moderate and severe GERD in practice. The system has received 510(k) marketing clearance from the FDA in the United States, as well as a CE mark in Europe and a license from Health Canada. It is also cleared for use in Turkey and in Israel.

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Clinical Studies

The original FDA submission for the MUSETM system included short term (six month) results from a multi-center clinical trial. The trial was conducted in support of the 510(k) marketing clearance submission for the system and pursuant to an FDA-issued Investigational Device Exemption, or IDE.

Enrollment was completed in November 2010. A total of 72 patients were enrolled and 69 were treated with the MUSETM system during the study. A manuscript detailing the results of this study was published in Surgical Endoscopy and is currently available online. Publication in the hardcopy of the journal was in the January 2015 issue.

The primary objective of the study was to assess the safety and efficacy of the system is the treatment of subjects with GERD. The primary efficacy endpoint was at least a 50% improvement in the GERD Health Related Quality of Life, or HRQL, scores in 53% of the subjects. GERD HRQL is the standard assessment of how an individual’s well-being may be affected over time by a disease. Secondary efficacy assessments included PPI intake, esophageal acid exposure during a 24-hour period and anatomical changes. The follow-up period was set at six months following each procedure.

The primary endpoint was met in that 73% of subjects exhibited at least a 50% reduction in GERD HRQL at six months. In addition, 85% of subjects reduced their PPI intake by at least 50%, with 65% of subjects eliminating PPI use completely at six months.

FDA marketing clearance for our system was granted in May 2012 following the original FDA submission. Subsequent improvements to the system included improvements to the camera, illumination and alignment mechanisms, the addition of an electronic stapling motor, and condensing two control consoles into a single unit. FDA clearance for the modified system was obtained in June 2015. The modified system has also obtained a CE mark in Europe, a license from Health Canada and was approved for use in Turkey and Israel.

In May 2013, we received a five year follow-up results for a precursor IRB (Institutional Review Board) approved pilot study of the system conducted in 2007 at Deenanath Mangeshkar Hospital and Research Center in the city of Pune, India. The results of this follow-up study were published in the peer review journal Surgical Endoscopy in March 2015. As noted in the journal article, the five-year results are similar to the results obtained from subjects who received-laparoscopic procedures for GERD in the same period. Each year, eleven of the thirteen patients were reached (although not always the same eleven). All thirteen patients had at least a four year follow-up. Throughout the follow up period, GERD-HRQL scores were normal in all but one patient. All patients indicated that they would agree to do the procedure again. Out of the initial thirteen patients, seven (54%) had eliminated their PPI intake and another three (23%) reduced PPI use by 50% or more. It should be emphasized that for this trial patients were selected with GERD severity at a higher than average level (moderate to severe), a fact which may indicate an even greater outcome of the effect of the system in an average GERD level patient population.

In November 2015, a follow-up study conducted in the United States looked at evaluating the long-term clinical outcome of 37 patients who received GERD treatment with the MUSETM system in the multi-center study mentioned above was concluded. Efficacy and safety data were analyzed up to four years post-procedure. No new complications have been reported in such long-term analysis. The proportions of patients who remained off daily PPI were 83.8% (31/37) at six months, and 69.4% (25/36) at 4 years post-procedure. GERD-HRQL scores off PPI were significantly decreased following six months and four years post-procedure. The authors concluded that the MUSETM system appeared to be safe and effective in improving symptom scores as well as reducing PPI use in patients with GERD. These results appeared to be equal to or better than those of the other devices for endoluminal GERD therapy.

In February 2017, we received an approval to start a multi-center MUSETM system clinical study in China after the China Food and Drug Administration, or the CFDA, reviewed the complete submission package. In addition, each study location received approval from their ethics committee, and agreements were put in place. Under Principal Investigator, Yunsheng Yang, Director of Gastroenterology Department Clinical center at 301 Hospital and Chairman of Chinese Society of Gastroenterology, The General Hospital of People’s Liberation Army in Beijing, the clinical study will include approximately 62 patients, will take place at 5 centers across China: The General Hospital of People’s Liberation Army, Renji Hospital of Shanghai, Shanghai General Hospital, Peking University Third Hospital and Navy General Hospital.

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Procedures started in March 2017 and are expected to carry on through 2018. We expect the results to be reported back to the CFDA in 2019 as part of the final CFDA submission for clearance to sell the MUSETM system in China.

In June 2018, we presented updated results from a multi-center, post-marketing surveillance registry study for endoscopic anterior fundoplication. The data collected from this ongoing registry in patients with GERD after endoscopic anterior fundoplasty using the MUSETM system showed consistent improvement of symptoms based on GERD-HRQL index and sustained elimination or reduction of PPI usage.

Miniature Video Cameras

By definition all endoscopes must include vision apparatus to facilitate the operator’s view of the internal organs of the patient. In the past, fiber optics were utilized for this purpose, and have been gradually replaced with electronic video systems offering higher resolution and higher-quality images. We have developed several models of miniaturized digital video cameras and video processing equipment, for use in medical endoscopy products as well as industrial uses. Our cameras range between 3.45mm to 0.99 mm in diameter, and are based on single-use Complementary Metal Oxide Semiconductor, or CMOS, image sensors. In some cases, our cameras are relatively inexpensive, allowing them to be used in single-use devices.

Our miniature cameras are intended for use in medical applications in which it has not yet been feasible to use miniature video cameras, and may be integrated into devices developed by the company, or by third parties who source the camera from us. We expect that the growing demand for single-use medical devices will increase demand for the miniature CMOS cameras in particular, in fields such as gastroenterology, orthopedics, gynecology, ears nose throat, urology, cardio-vascular, and other fields in which diagnostic and surgical procedures may be performed endoscopically. Small-diameter video cameras permit not only smaller camera-based endoscopes which are able to penetrate previously inaccessible organs or visualize them in improved image quality, but also allows for the addition of working channels and other features in the valuable space freed by the reduction in camera size.

Our most advanced camera is a prototype CMOS-based camera measuring only 0.99 mm in diameter transmitting 45,000 pixels in HDMI format, which we believe to be the smallest video camera ever produced. This camera is based on “through-silicon-via” technology whereby the electronics pass vertically through the sensor, permitting smaller diameter devices. This prototype camera will not be commercially available in the foreseeable future.

Other products

We have utilized the MUSETM system technological platform for the development of prototypes for other endoscopy and direct vision products, including a device aiding colonoscopy, a device used in dental surgery and others. In addition, we have recently signed a development agreement to integrate our micro-visualization ScoutCam into a single use device for Carpel Tunnel surgery. This application of our technology will provide the orthopedic market with an integrated product that does not require the setup, use and cleaning of conventional scope systems. Other medical and industrial applications using our direct vision products will also include a general visualization device that is built around our FlexLED product that features a disposable flexible camera and illumination solution with total outer diameter of only 1.6mm.

Our strategy

Our goal is to generate recurring revenues by driving sales of our MUSETM system and establishing it as the standard-of-care procedure and device for the treatment of moderate to severe GERD. In addition, we seek to leverage our miniature camera technology with further direct product development relationships across medical and industrial markets. We believe that we can achieve the first goal by continuing to accumulate clinical data and promote reimbursement for the MUSETM procedure in the principal markets of North America, Europe and Asia. Regarding miniature camera development, miniature visualization has become part of our day to day lives. Our capabilities for camera integration and product development may include original equipment manufacturing opportunities. Our strategy includes the following key elements:

Driving MUSETM system sales. We intend to continue to focus on commercializing the MUSETM system in key geographies and markets. Our distribution network continues to expand for further commercialization. During 2017 and 2018, we entered into additional European distribution agreements in Spain, Germany, Switzerland, Lichtenstein and Turkey. In the U.S., we intend to look for partners to market the MUSETM at key institutions. In China, we entered into a distribution agreement, which is pending achievement of regulatory clearance for the MUSE™ system. We have successfully completed the technical testing for regulatory approval in China and procedures started in March 2017 and are expected to carry on through 2018. We expect the results to be reported back to any CFDA in 2019 as part of any final CFDA submission for clearance to sell the MUSETM system in China.

Collaborating and co-developing with established companies. We seek to initiate co-development or licensing collaborations with leading companies which have existing marketing channels or significant marketing power in critical geographies and sales channels for both our MUSETM system and our miniature camera product development.

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Out-licensing our products. We may consider plans to issue a license for various endoscopic systems or camera systems, which are based on owned and patent-protected technology which has been developed by us. We continue to work to engage in agreements with companies which produce and market medical devices, to include the production of systems for the foregoing companies which will be integrated by them in the endoscopic systems which they produce or that we will develop or produce for them.

Developing additional visualization products. Additionally, we intend to develop other products which will be based on our miniature camera technology and our ability to integrate therapy with the need for visualization. Products could include a fully integrated, endoscopic platform designed for endoscopic surgical tissue dissection or for endoscopic sleeve gastrectomy. Other opportunities may include leveraging the miniature camera design for orthopedic markets, cardio and peripheral interventional procedures or biliary visualization.

Recent Developments

Reverse Share Split

At the extraordinary general meeting of shareholders held on July 9, 2018, our shareholders approved a reverse share split of our ordinary shares and an increase to our authorized share capital. Following such approval, we effected a reverse share split of our ordinary shares at a ratio of 10:1, such that each ten ordinary shares, par value NIS 0.10 per share, were consolidated into one ordinary share, par value NIS 1.00, or the reverse share split. The close of business on Friday, July 13, 2018, was the record date for determining which holders of our ordinary shares, and which holders of warrants or options to purchase ordinary shares, had their holdings adjusted as a result of the reverse share split.

Concurrently with the reverse share split, we effected a change in the ratio of ordinary shares to each of our ADSs, such that after the reverse share split was implemented each ADS represents 20 post-reverse share split ordinary shares, instead of 50 pre- reverse share split ordinary shares.

The first date when our ordinary shares began trading on the TASE after implementation of the reverse share split was Sunday, July 15, 2018. The first date when our ADSs began trading on the Nasdaq Capital Market after implementation of the reverse share split and ADS ratio change was Monday, July 16, 2018.

All share and related option and warrant information presented in this prospectus have been retroactively adjusted to reflect the reduced number of shares outstanding and the increase in share price which resulted from this action.

Following the increase of our authorized share capital and the reverse share split, as of July 13, 2018, our authorized share capital is comprised of 160,000,000 ordinary shares.

Estimated unaudited cash and cash equivalents

The following is a summary of certain preliminary estimates regarding our financial results for the quarter ended June 30, 2018. This preliminary financial information is based upon our estimates and is subject to completion of our financial closing procedures. Moreover, this preliminary financial information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, management. Our independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to this information. This preliminary financial information is not a comprehensive statement of our financial results for the quarter ended June 30, 2018, and remains subject to, among other things, the completion of our financial closing procedures, final adjustments, and completion of our internal review for the quarter ended June 30, 2018, which may materially impact the results and expectations set forth. Our estimated unaudited cash and cash equivalents as of June 30, 2018 were approximately $4,030,000.

ITA Agreement

In June 2018, we reached an agreement with the Israeli Tax Authorities, or the ITA agreement, regarding a withholding tax audit conducted by the ITA for the four-year period ended on December 31, 2014, which was disclosed in our annual report on Form 20-F for the fiscal year ended 31, 2017, or the 2017 Annual Report. According to the ITA agreement we are required to pay the ITA an immaterial amount.

Risk Factors

Investing in our securities involves risks. You should carefully consider the risks described in “Risk Factors” section beginning on page 13 and other risk factors contained in the documents incorporated by reference herein before making a decision to invest in our securities. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of our securities would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

●	Our auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.

●	We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

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●	We have a history of operating losses and expect to incur additional losses in the future.

●	The commercial success of the MUSETM system or any future product, if approved, depends upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.

●	Insufficient coverage or reimbursement from medical insurers to users of our products could harm our ability to market and commercialize our current and future product.

●	We depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability.

●	We may encounter manufacturing issues during the assembly process of our flagship product.

●	We may encounter failure in the operation of our products, which may adversely harm patients operated by using our products.

●	We have only limited clinical data to support the value of the MUSE™ system, as well as our other products, which may make patients, physicians and hospitals reluctant to accept or purchase our products.

Corporate Information

Our registered office and principal place of business are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel and our telephone number in Israel is + 972 72 260 2200. Our website address is http://www.medigus.com. The information contained on our website or available through our website does not constitute part of this prospectus. Our registered agent in the United States is Medigus USA LLC. The address of Medigus USA LLC is 140 Town & Country Dr., Suite C, Danville, CA 94526, USA.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of being a Foreign Private Issuer

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we will file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to International Financial Reporting Standards, or IFRS instead of pursuant to U.S. generally accepted accounting principles. Furthermore, although the members of our management and supervisory boards will be required to notify the Israeli Securities Authority, of certain transactions they may undertake, including with respect to our ordinary shares, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted, and follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers (See “Risk Factors — Risks Related to this Offering and the Ownership of the ADSs and Warrants.”) These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

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The Offering

Units offered by us

We are offering 577,529 Units. Each Unit consists of (i) one American Depositary Share, or ADS, and (ii) a Series C warrant to purchase one ADS, or Series C Warrant. The Units will not be issued or certificated and the ADSs and the Series C Warrants part of such Unit are immediately separable and will be issued separately, but will be purchased together in this offering.

This prospectus also relates to the offering of ADSs issuable upon the exercise of the Series C Warrants part of the Units and the ordinary shares underlying the ADSs and the ADSs issuable under Series C Warrants offered hereby. Each ADS represents twenty ordinary shares, par value NIS 1.00 per share.

Pre-funded Units offered by us

We are also offering to those purchasers, if any, whose purchase of Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering, 2,260,145 Pre-funded Units, in lieu of the Units that would otherwise result in ownership in excess of 4.99% (or 9.99%, as applicable) of our outstanding ordinary shares.

Each Pre-funded Unit consists of (i) a pre-funded warrant to purchase one ADS, or a Pre-funded Warrant, and (ii) and one Series C Warrant.

The purchase price of each Pre-funded Unit will equal the price per Unit being sold to the public in this offering, minus $0.01, and the exercise price of each Pre-funded Warrant included in the Pre-funded Unit will be $0.01 per ADS.

The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. The Series C Warrants contained in the Pre-funded Units will have an exercise price of $3.50 per full ADS (which may be adjusted as set forth in this prospectus) and will be exercisable immediately and will expire five years from the date of issuance.

The Pre-funded Units will not be issued or certificated and the Pre-funded Warrants and the Series C Warrants part of such unit are immediately separable and will be issued separately in this offering.

This prospectus also relates to the offering of ADSs issuable upon exercise of the Pre-funded Warrants and the Series C Warrants part of the Pre-funded Units and the ordinary shares underlying the ADSs issuable upon exercise of the Pre-funded Warrants and the Series C Warrants.

The Series C Warrants	Each Series C Warrant will have an exercise price of $3.50 per full ADS, will be immediately exercisable and will expire five years from the date of issuance. To better understand the terms of the Series C Warrants, you should carefully read the “Description of the Offered Securities” section of this prospectus. You should also read the form of Warrant Agent Agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Pre-Funded Warrants	Each Pre-funded Warrant will be immediately exercisable and may be exercised at any time exercisable until exercised in full. To better understand the terms of the Pre-funded Warrants, you should carefully read the “Description of the Offered Securities” section of this prospectus. You should also read the form of Pre-funded Warrant, which is filed as an exhibit to the registration statement that includes this prospectus.

Total ordinary shares outstanding immediately before this offering	19,178,578 ordinary shares.

Total ordinary shares outstanding immediately after this offering	75,932,058 ordinary shares, assuming the exercise of all Pre-funded warrants (or 84,445,078 ordinary shares if the underwriter exercises in full its option to purchase additional ADSs).

The ADSs

Each ADS represents twenty ordinary shares. The ADSs will be evidenced by American Depositary Receipts, or ADRs, executed and delivered by The Bank of New York Mellon, as Depositary.

The Depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the Deposit Agreement, among us, The Bank of New York Mellon, as Depositary, and all owners and holders from time to time of ADSs issued thereunder, or the Deposit Agreement, a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on May 7, 2015.

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Subject to compliance with the relevant requirements set out in the prospectus, you may turn in your ADSs to the Depositary in exchange for ordinary shares underlying your ADSs.

The Depositary will charge you fees for such exchanges pursuant to the Deposit Agreement.

You should carefully read the “Description of the Offered Securities” section of this prospectus and the Deposit Agreement to better understand the terms of the ADSs.

Offering Price	The public offering price is $3.50 per Unit and $3.49 per Pre-funded Unit.

Use of proceeds	We currently intend to use the net proceeds from the sale of our securities for general corporate purposes, including marketing, production and research and development related purposes. However, we have no present binding commitments or agreements to enter into any acquisitions. See “Use of Proceeds” for additional information.

Risk factors	Before deciding to invest in our securities, you should carefully consider the risks related to our business, the offering and our securities, and our location in Israel. See “Risk Factors” and “Item 3. - Key Information – D. Risk Factors” in our 2017 Annual Report incorporated by reference herein, and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Dividend Policy	We have never declared or paid any cash dividends to our shareholders, and we currently do not expect to declare or pay any cash dividends in the foreseeable future. See “Dividend Policy.”

Listing	Our ADSs are listed on Nasdaq under the symbol “MDGS” and our ordinary shares currently trade on the TASE in Israel under the symbol “MDGS.” The Nasdaq Capital Market approved the listing of the Series C Warrants and such Series C Warrants will commence trading under the symbol “MDGSW” on July 23, 2018. We do not intend to apply for listing of the Pre-funded Warrants on any securities exchange or other nationally recognized trading system. There is no established public trading market for the Pre-funded Warrants, and we do not expect a market to develop. Without an active trading market, the liquidity of the Pre-funded Warrants will be limited.

Depositary	The Bank of New York Mellon.

The number of ordinary shares to be outstanding immediately after the offering as shown above is based on 19,178,578 ordinary shares outstanding as of July 18, 2018. This number does not include, as of such date:

(i)	1,258,780 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of NIS 5.40 per share or $1.48 per share (based on the exchange rate reported by the Bank of Israel on such date), equivalent to 62,939 ADSs at a weighted average exercise price of $29.66 per ADS and 411,220 ordinary shares reserved for future issuance under our 2013 Share Option and Incentive Plan, equivalent to 20,561 ADSs;

(ii)	14,021,823 ordinary shares issuable upon the exercise of warrants to purchase 701,091 ADSs at a weighted exercise price of $13.80 per ADS;

(iii)	56,753,480 ordinary shares issuable upon the exercise of the Series C Warrants to purchase 2,837,674 ADSs to be issued to investors in this offering; and

(iv)	45,202,900 ordinary shares issuable upon the exercise of the Pre-funded Warrants to purchase 2,260,145 ADSs to be issued to investors in this offering; and

(v)	3,972,740 ordinary shares issuable upon the exercise of warrants to purchase 198,637 ADSs to the underwriter in connection with this offering.

Unless otherwise stated, all information in this prospectus (i) assumes no exercise of the outstanding options and warrants and the offered warrants into ordinary shares or ADSs as described above, (ii) assumes no exercise of the underwriter’s option to purchase additional securities, (iii) assumes no exercise of Pre-funded Units, (iv) is adjusted retroactively to reflect the 10:1 reverse share split effected on July 15, 2018 and the change in the ratio of ordinary shares per ADS to twenty deposited ordinary shares per ADS effected on July 16, 2018, (v) is adjusted retroactively to reflect the change in the ratio of ordinary shares per ADS from five deposited ordinary shares per ADS to 50 deposited ordinary shares per ADS effected on March 15, 2017, and (vi) is adjusted retroactively to reflect the 10:1 reverse share split and the change in the ratio of ordinary shares per ADS to five deposited ordinary shares per ADS effected on November 6, 2015.

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Summary Financial Data

The following consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 is derived from our audited consolidated financial statements incorporated by reference herein. The consolidated balance sheet data as of March 31, 2018 is derived from our unaudited interim condensed consolidated financial statements as of March 31, 2018 also incorporated by reference herein. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as set forth by the International Accounting Standard Board. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this registration statement or incorporated by reference herein.

Until December 31, 2015, our consolidated financial statements were recorded in New Israeli Shekels, which was the Company’s functional and presentation currency as of such date. Effective January 1, 2016, the Company changed its functional currency to U.S. dollar. The December 31, 2015 financial data presented in this prospectus was translated from NIS to USD as follows: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of December 31 of each year, as applicable; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the consolidated statement of comprehensive loss items has been translated at the average exchange rates for the respective year; and (4) the resulting translation differences have been reported as “currency translation differences” within other comprehensive loss.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	Audited			Unaudited
	(U.S. Dollars, in thousands, except per share and weighted average shares data)
Consolidated Statements of Loss and Other Comprehensive Loss
Revenues	$624	$549	$467	$114	$67
Cost of revenues:
Products and services	277	176	219	47	38
Inventory impairment	-	-	297	297	45
Gross profit (loss)	347	373	(49)	(230)	(16)
Research and development expenses	4,384	3,655	2,208	475	491
Sales and marketing expenses	2,680	2,125	846	146	262
General and administrative expenses	2,842	3,684	3,005	1,389	383
Operating loss	(9,556)	(9,091)	(6,108)	(2,240)	(1,152)
Profit from changes in fair value of warrants issued to investors	106	25	3,502	197	63
Financing income (expenses), net	(14)	87	54	34	13
Loss before taxes on income	(9,464)	(8,979)	(2,552)	(2,009)	(1,076)
Taxes benefit (Taxes on income)	(68)	(28)	7	(4)	(4)
Loss for the period	$(9,532)	$(9,007)	$(2,545)	$(2,013)	$(1,080)
Other comprehensive loss for the period, net of tax	(211)	-	-	-	-
Total comprehensive loss for the period	$(9,743)	$(9,007)	$(2,545)	$(2,013)	$(1,080)
Basic loss per ordinary share(1)	$(3.35)	$(2.62)	$(0.20)	$(0.43)	$(0.06)
Diluted loss per ordinary share(1)	$(3.35)	$(2.62)	$(0.23)	$(0.43)	$(0.06)
Weighted average number of ordinary shares outstanding used to compute (in thousands):(1)
Basic loss per share	2,842	3,440	12,569	4,654	19,179
Diluted loss per share	2,842	3,440	12,969	4,654	19,179

(1)	Adjusted to reflect (i) a 10:1 reverse share split such that every 10 ordinary shares were converted into one ordinary share effected on November 6, 2015, (ii) a change in the ratio of ordinary shares per ADS from five ordinary shares per ADS to 50 ordinary shares per ADS effected on March 15, 2017, and (iii) a 10:1 reverse share split effected on July 15, 2018 and the change in the ratio of ordinary shares per ADS to twenty deposited ordinary shares per ADS effected on July 16, 2018.

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	As of March 31, 2018
	Unaudited
	Actual	As Adjusted(1)
	(U.S. Dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,520	$10,160
Short-term deposit	3,498	3,498
Total assets	5,865	14,505
Total non-current liabilities	679	12,588
Accumulated deficit	(56,961)	(60,862)
Total shareholders’ equity	4,469	1,200

(1)	As adjusted gives effect to the issuance and sale in this offering of a total of 577,529 ADSs and 2,260,145 Pre-funded Warrants at the public offering price of $3.50 per ADS and $3.49 per Pre-funded Warrant, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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RISK FACTORS

You should carefully consider the risks described below and the risks described in our 2017 Annual Report which are incorporated by reference herein, as well as the financial or other information included in this prospectus or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes, before you decide to buy our securities. The risks and uncertainties described below are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to an Investment in Our Securities and this Offering

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds of this offering for general corporate purposes, including marketing, production, and research and development related purposes. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

Regardless of the success of this offering, we will require additional capital in the future. We have incurred losses in each year since our inception. If we continue to use cash at our historical rates of use we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

You will experience immediate dilution in book value of any ADSs you purchase.

Because the price per ADS being offered is substantially higher than our net tangible book value per ADS, you will suffer substantial dilution in the net tangible book value of any ADSs you purchase in this offering. Therefore, if you purchase ADSs in this offering, you will suffer immediate and substantial dilution of our as adjusted net tangible book value. To the extent outstanding options, warrants or offered warrants are exercised, you will incur further dilution. See “Dilution” on page 22 for a more detailed discussion of the dilution you will incur in connection with this offering.

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ADSs and warrants representing a substantial percentage of our outstanding shares may be sold in this offering, which could cause the price of our ADSs and ordinary shares to decline.

Pursuant to this offering, we will sell 577,529 ADSs representing 11,550,580 ordinary shares, and 2,260,145 Pre-funded Warrants representing 45,202,900 ordinary shares, or approximately 296%, of our outstanding ordinary shares as of July 18, 2018. In addition, the investors in this offering will be issued Series C Warrants to purchase 2,837,674 ADSs representing 56,753,480 ordinary shares, and the underwriter will receive an option to purchase 425,651 ADSs representing 8,513,020 ordinary shares, and/or warrants to purchase 425,651 ADSs representing 8,513,020 ordinary shares. This sale and any future sales of a substantial number of ADSs in the public market, or the perception that such sales may occur, could materially adversely affect the price of our ADSs and ordinary shares. We cannot predict the effect, if any, that market sales of those ADSs or the availability of those ADSs for sale will have on the market price of our ADSs and ordinary shares.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

We may not be able to raise additional funds unless we increase our authorized share capital.

As of the date of this prospectus, we have 160,000,000 authorized ordinary shares, out of which 19,178,578 ordinary shares are issued and outstanding, 15,691,823 are reserved for future issuance under outstanding options and warrants and under our 2013 Share Option and Incentive Plan. Immediately following consummation of offering, any additional equity financing in order to fund our operations will require us to increase our authorized share capital prior to initiating any such financing transaction. Increasing our share capital is subject to the approval of our shareholders. In the event we fail to obtain the approval of our shareholders to such increase in our authorized share capital, our ability to raise sufficient funds, if at all, might be adversely effected.

We do not know whether a market for our securities will be sustained or what the trading price of our securities will be and as a result it may be difficult for you to sell our securities held by you.

Although our ADSs now trade on Nasdaq and our ordinary shares trade on TASE, an active trading market for the ADSs or ordinary shares may not be sustained. It may be difficult for you to sell your ADSs or ordinary shares without depressing the market price for the ADSs or ordinary shares. As a result of these and other factors, you may not be able to sell your ADSs. Further, an inactive market may also impair our ability to raise capital by selling ADSs and ordinary shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ordinary shares as consideration.

On July 15, 2018, we effected a reverse share split of our ordinary shares at a ratio of 10:1. Concurrently with the reverse share split we effected on July 16, 2018, a change in the ratio of ordinary shares to each of our ADSs, such that after the reverse share split was implemented each ADS represents 20 post-reverse share split ordinary shares, instead of 50 pre-reverse share split ordinary shares. The reverse share split and the ADS ratio change were made in order to make our ordinary shares and ADSs more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. We believe that the increased price resulting from the reverse share split and ADS ratio change may generate additional interest and trading in our ADSs or ordinary shares. There can be no assurance that the reverse share spit and ADS ratio change will result in an increase in the price of our ordinary shares or ADS, make our ordinary shares and ADSs more attractive, or generate additional interest and trading in our ADSs or ordinary shares. The market price of our ADSs and ordinary shares will also be based on our performance and other factors, some of which are unrelated to the number of ADSs and ordinary shares outstanding. These factors include the status of the market for our ADSs and ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions.

There is no public market for the warrants being offered by us in this offering.

There is no established public trading market for the Series C Warrants being offered in this offering. In addition, we do not intend to apply to list the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the Series C Warrants and Pre-funded Warrants will be limited. Further, even though we intend to list the Series C Warrant on a national exchange, there is no assurance that a market will be developed or maintain a high enough per warrant trading price to maintain the national exchange listing requirements in the future.

The warrants are speculative in nature.

The Series C Warrants and Pre-funded Warrants offered by us in this offering do not confer any rights of ownership of ordinary shares or ADSs on their holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ADSs at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Series C Warrants may exercise their right to acquire ADSs and pay the exercise price per ADS of $3.50, equal to 100% of the per share public offering price of the ADSs, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. Specifically, commencing on the date of issuance, holders of the Pre-funded Warrants may exercise their right to acquire ADSs and pay an exercise price per ADS of $0.01, subject to adjustment upon certain events.

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Holders of our Series C Warrants or Pre-funded Warrants will have no rights as shareholders until such holders exercise their Series C Warrants or Pre-funded Warrants and acquire our ADSs.

Until holders of the Series C Warrants or Pre-funded Warrants acquire our ADSs upon exercise of the Series C Warrants or Pre-funded Warrants, holders of the Series C Warrants or Pre-funded Warrants will have no rights with respect to our ADSs or ordinary shares underlying such warrants. Upon exercise of the Series C Warrants or Pre-funded Warrants, the holders thereof will be entitled to exercise the rights of a holder of ADSs only as to matters for which the record date occurs after the exercise date.

Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The Depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the Depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the Depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the Depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the Depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the Depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the Deposit Agreement. Under Israeli law and our articles of association, the minimum notice period required to convene a shareholders meeting is no less than 21 or 35 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the Depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the Depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their ordinary shares underlying the ADSs. Furthermore, the Depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ordinary shares underlying the ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

Risk Related to Our Business

If patients suffer adverse events while using the MUSETM system, our business, results of operations and financial condition may be materially and adversely affected.

Any medical procedure, including the MUSETM system, may expose patients to risk of suffering adverse events of varying severity. The risk of an adverse event while using the MUSETM system may be exacerbated when used on patients who, based on their medical history, meet certain exclusion criteria as well as when used in conjunction with components produced by other companies. From time to time, certain adverse events have occurred following use of our MUSETM system and we cannot guarantee that they will not occur in the future. Most recently, two serious adverse events in Israel were experienced during a post-marketing study using the MUSETM system on patients that experienced a pleural effusion following insertion of the system, one of whom was outside the recommended selection criteria. Currently the trial is on a voluntary hold and we received a claim from one of the patients requesting that we compensate her for damages incurred in connection with the procedure and recovery process. We maintain insurance that is intended to cover, among others, such claims, and we believe that this particular claim falls within the scope of our insurance. However, there is no assurance that our insurance will cover such claim or that our existing insurance coverage is sufficient to cover any existing or future claims. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our business, results of operation and financial condition. Concerns about safety may result in potential liability for us and prevent us from growing our business. Any undesirable adverse events that may be discovered could result in voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action, suspension of any clinical trials, delay, make it more difficult and expensive for us to receive and/or prevent us from receiving, or prevent us from maintaining, regulatory approvals, including FDA approval or our CE mark, limit marketability of our products and subject us to lawsuits or claims, any of which could have a material adverse effect on our business, results of operation and financial condition.

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Special Note Regarding Forward-Looking Statements

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the overall global economic environment;

●	insufficient coverage or reimbursement from medical insurers;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	our ability to continue as a going concern;

●	our projected capital expenditures and liquidity;

●	government regulations and approvals;

●	changes in customers’ budgeting priorities; and

●	litigation and regulatory proceedings.

You should review carefully the risks and uncertainties described under the heading “Risk Factors” in this prospectus and other risk factors contained in the documents incorporated by reference herein, for a discussion of these and other risks that relate to our business and investing in our ordinary shares. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

Trademarks, Service Marks and Trade Names

Solely for convenience, some of the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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Exchange Rate Information

The following table sets forth information regarding the exchange rates of NIS per U.S. dollar for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Annual	High	Low	Average	Period End
2017	3.860	3.467	3.599	3.467
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.610	3.471

Monthly
July 2018(1)	3.661	3.618	3.642	3.642
June 2018	3.650	3.565	3.604	3.650
May 2018	3.632	3.564	3.592	3.566
April 2018	3.597	3.503	3.538	3.588
March 2018	3.514	3.431	3.468	3.514
February 2018	3.535	3.427	3.494	3.485
January 2018	3.460	3.388	3.423	3.405

(1)	Through July 18, 2018.

On July 18, 2018, the daily representative rate was $1.00 to NIS 3.642, as reported by the Bank of Israel.

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Price Range of our Ordinary Shares

Our ordinary shares have been trading on the TASE under the symbol “MDGS” since February 2006. The following table sets forth, for the periods indicated, the reported high and low sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date for which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS Price Per Ordinary Share*		US$ Price Per Ordinary Share*
	High	Low	High	Low
Annual:

2018 (until July 18, 2018)	1.68	0.71	0.46	0.19
2017	7.00	0.90	1.90	0.26
2016	22.30	4.65	5.81	1.21
2015	58.90	15.00	14.78	3.86
2014	67.30	25.00	19.34	6.40
2013	113.00	56.10	29.92	15.87

Quarterly:

Third Quarter 2018 (until July 18, 2018)	1.68	0.71	0.46	0.19
Second Quarter 2018	1.42	0.86	0.39	0.24
First Quarter 2018	1.24	0.90	0.36	0.26
Fourth Quarter 2017	2.14	0.90	0.61	0.26
Third Quarter 2017	2.12	1.38	0.59	0.38
Second Quarter 2017	2.60	1.49	0.72	0.43
First Quarter 2017	7.00	2.24	1.90	0.62
Fourth Quarter 2016	11.87	4.65	3.07	1.21
Third Quarter 2016	22.30	6.50	5.81	1.69
Second Quarter 2016	14.20	7.38	3.75	1.92
First Quarter 2016	18.70	12.60	4.79	3.21

Most Recent Six Months:

July 2018 (until July 18, 2018)	1.68	0.71	0.46	0.19
June 2018	1.42	0.89	0.39	0.25
May 2018	1.20	0.86	0.33	0.24
April 2018	0.95	0.86	0.27	0.24
March 2018	1.04	0.90	0.30	0.26
February 2018	1.06	0.91	0.30	0.26
January 2018	1.24	0.92	0.36	0.27

*	price per ordinary share adjusted to reflect the 10:1 reverse share split effected on November 6, 2015 and the 10:1 reverse share split effected on July 15, 2018.

On July 18, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 0.75 per share, or approximately $0.21 per share (based on the exchange rate reported by the Bank of Israel for July 18, 2018). On July 18, 2018, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.642, as reported by the Bank of Israel.

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Price Range of our ADSs

Our ADSs commenced trading on the Nasdaq under the symbol “MDGS” on August 5, 2015.

The following table sets forth, for the periods indicated, the reported high and low sale prices of our ADSs on the Nasdaq in U.S. dollars.

	US$ Price Per ADS*
	High	Low
Yearly:

2018 (until July 18, 2018)	10.20	3.50
2017	42.80	5.00
2016	130.00	20.92
2015 (commencing August 5, 2015)	206.80	100.40

Quarterly:

Third Quarter 2018 (until July 18, 2018)	10.20	3.50
Second Quarter 2018	7.08	4.20
First Quarter 2018	9.60	4.48
Fourth Quarter 2017	12.70	5.00
Third Quarter 2017	11.76	7.36
Second Quarter 2017	13.40	8.12
First Quarter 2017	42.80	11.64
Fourth Quarter 2016	71.20	20.92
Third Quarter 2016	130.00	30.53
Second Quarter 2016	76.00	40.40
First Quarter 2016	107.20	60.00

Most Recent Six Months:

July 2018 (until July 18, 2018)	10.20	3.50
June 2018	6.72	4.20
May 2018	7.08	4.48
April 2018	6.40	5.36
March 2018	9.60	4.48
February 2018	6.00	4.92
January 2018	6.84	5.28

*	price per ADS adjusted to reflect retroactively (i) the 10:1 reverse share split and the change in the ratio of ordinary shares per ADS to five deposited ordinary shares per ADS effected on November 6, 2015, (ii) the change in the ratio of ordinary shares per ADS from five deposited ordinary shares per ADS to 50 deposited ordinary shares per ADS effected on March 15, 2017, and (iii) the 10:1 reverse share split effected on July 15, 2018 and the change in the ratio of ordinary shares per ADS to twenty deposited ordinary shares per ADS effected on July 16, 2018.

On July 18, 2018, the last reported sale price of our ADS on Nasdaq was $3.69 per ADS.

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Use of Proceeds

The net proceeds from this offering will be approximately $8.6 million, based upon the public offering price of $3.50 per Unit and $3.49 per Pre-funded Unit , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the Series C Warrants issued pursuant to this offering.

We intend to use the net proceeds from the sale of our securities in this offering for general corporate purposes, including marketing, production and research and development related purposes. However, we have no present binding commitments or agreements to enter into any acquisitions. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

Dividend Policy

We have never declared or paid any cash dividends to our shareholders. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future.

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation—Israeli Tax Considerations and Government Programs” for additional information.

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Capitalization

The following table sets forth our capitalization as of March 31, 2018, on:

●	an actual basis;

●	on an as adjusted basis, to give further effect to the issuance and sale in this offering of 577,529 Units at the public offering price of $3.50 per Unit, and 2,260,145 Pre-funded Units at the public offering price of $3.49, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the Series C Warrants issued in this offering.

The financial data in the following table should be read in conjunction with our interim condensed consolidated financial statements as of March 31, 2018, which are incorporated by reference herein.

	As of March 31, 2018
	Unaudited
	Actual	As Adjusted
	(U.S. Dollars, in thousands)
Cash and cash equivalents	$1,520	10,160
Total debt(1)	1,396	13,305
Shareholders’ equity:
Ordinary shares, par value NIS 1.00 per share: 160,000,000 ordinary shares authorized (actual and as adjusted); 19,178,578 ordinary shares outstanding (actual), 30,729,158 ordinary shares outstanding (as adjusted)	5,292	8,579
Share premium	55,040	52,385
Other reserves	368	368
Receipts on account of warrants	730	730
Accumulated deficit	(56,961)	(60,862)
Total shareholders’ equity	4,469	1,200
Total capitalization and indebtedness	$5,865	14,505

(1)	Includes $0.72 million which are classified as current liabilities.

The preceding table excludes as of March 31, 2018: (i) 1,266,580 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of NIS 5.80 per share or $1.65 per share (based on the exchange rate reported by the Bank of Israel on such date), equivalent to 63,329 ADSs at a weighted average exercise price of $33.04 per ADS, and (ii) 14,374,448 ordinary shares issuable upon the exercise of warrants to purchase 718,723 ADSs at a weighted average exercise price of $20.89 per ADS.

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Dilution

If you invest in our securities in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per ADS and the as adjusted net tangible book value per ADS after this offering.

Our net tangible book value (deficit) as of March 31, 2018, was approximately $4.5 million, or approximately $4.64 per ADS. Net tangible book value per ADS represents the amount of our total tangible assets less total liabilities divided by the total number of our ordinary shares outstanding as of March 31, 2018, and multiplying such amount by twenty (one ADS represents twenty ordinary shares).

After giving effect to the issuance and sale in this offering of 577,529 Units at the public offering price of $3.50 per Unit, and 2,260,145 Pre-funded Units at the public offering price of $3.49 per Pre-funded Unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value on March 31, 2018, would have been approximately $1.2 million, or $0.77 per ADS. This represents an immediate dilution in the as adjusted net tangible book value of 2.73 per ADS to investors purchasing our Units in this offering.

The following table illustrates the immediate dilution to new investors:

Public offering price per Unit	$3.50

Public offering price per Pre-funded Warrant	$3.49

Net tangible book value per ADS as of March 31, 2018	4.64

Decrease in net tangible book value per ADS attributable to this offering	(3.87)

As adjusted net tangible book value per ADS as of March 31, 2018, after giving effect to this offering	0.77

Dilution per ADS to investors purchasing our securities in this offering	$2.73

The preceding table excludes as of March 31, 2018: (i) 1,266,580 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of NIS 5.80 per share or $1.65 per share (based on the exchange rate reported by the Bank of Israel on such date), equivalent to 63,329 ADSs at a weighted average exercise price of $33.04 per ADS, and (ii) 14,374,448 ordinary shares issuable upon the exercise of warrants to purchase 718,723 ADSs at a weighted average exercise price of $20.89 per ADS.

To the extent outstanding options or warrants or offered warrants are exercised, you will incur further dilution.

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DESCRIPTION OF THE OFFERED SECURITIES

AMERICAN DEPOSITARY SHARES TO BE ISSUED AS PART OF THIS OFFERING

General

The following is a summary description of our ADSs and does not purport to be complete. Each of our ADSs represents twenty ordinary shares (or a right to receive twenty ordinary shares) deposited with the principal Tel Aviv office of either of Bank Hapoalim or Bank Leumi, as custodian for the Bank of New York Mellon as the Depositary. Each ADS also represents any other securities, cash or other property which may be held by the Depositary. The Depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings. As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the Depositary to distribute the NIS only to those ADS holders to whom it is possible to do so. It will hold the NIS it cannot convert for the account of the ADS holders who have not been paid. It will not invest the NIS and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. For more information see “Item 10. – Additional Information – E. Taxation – Israeli Tax Considerations and Government Programs” in our 2017 Annual Report incorporated by reference herein. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the NIS, you may lose some or all of the value of the distribution.

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Shares. The Depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The Depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution (or ADSs representing those shares).

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to ADS holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

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How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible.

 How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary how to vote the number of deposited shares their ADSs represent. The Depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they much reach the Depositary by a date set by the Depositary. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The Depositary will try, as far as practical, subject to the laws of Israel, and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The Depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Each of our American Depositary Shares, or ADSs, represents 20 of our ordinary shares. The ADSs trade on Nasdaq.

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (ADR) that represents an ADS as filed as exhibits to the Company’s registration statement on Form F-6 with the SEC on May 7, 2015. Copies of the deposit agreement are available for inspection at the principal office of the Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, and at the principal office of our custodians Bank Hapoalim B.M., 104 Hayarkon Street, Tel Aviv 63432, Israel.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:		For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	●	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders
$.05 (or less) per ADS per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	●	converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

● Change the nominal or par value of our ordinary shares

● Reclassify, split up or consolidate any of the deposited securities

● Distribute securities on the shares that are not distributed to you

● Recapitalize, reorganize, merge, liquidate, sell all or

substantially all of our assets, or take any similar action

The cash, shares or other securities received by the Depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

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How may the deposit agreement be terminated?

The Depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the Depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the Depositary agree to indemnify each other under certain circumstances.

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Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the Depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the Depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The Depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive ADSs instead of shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company, or DTC. DRS is the system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder communications; inspection of register of holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The Depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

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WARRANTS TO BE ISSUED AS PART OF THIS OFFERING

Series C Warrants

The following summary of certain terms and provisions of the Series C Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the Warrant Agent Agreement, also referred to as the warrant agreement, and form of Series C Warrant which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the Warrant Agent Agreement and form of Series C Warrant. The Series C Warrants issued in connection with this offering will be administered by Computershare Inc., as warrant agent.

Exercisability

The Series C Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The Series C Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us and the warrant agent a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the warrant, the holder will not have the right to exercise the warrants, in whole or in part, if the holder (together with its affiliates and any persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Series C Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Cashless Exercise

In the event that a registration statement covering the ADSs underlying the Series C Warrants is not effective, and an exemption from registration is not available for the resale of ADSs underlying the Series C Warrants, the holder may, in its sole discretion, exercise the Series C Warrants and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of ADSs determined according to the formula set forth in the warrant agreement.

Exercise Price

The initial exercise price per ADS purchasable upon exercise of the Series C Warrants is equal to $3.50 and is subject to adjustments for stock splits, reclassifications, subdivisions, and other similar transactions.

Fundamental Transaction

If, at any time while the Series C Warrants are outstanding, (1) we consolidate or merge with or into another corporation whether or not the Company is the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, or any of its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X) (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of the ordinary shares are permitted to sell, tender or exchange their ordinary shares for other securities, cash or property and has been accepted by the holders of 50% or more of the ordinary shares, (4) we consummate a securities purchase agreement or other business combination with another person or entity whereby such other person or entity acquires at least 50% of the outstanding ordinary shares, (5) we effect any reclassification or recapitalization of the ordinary shares or any compulsory exchange pursuant to which the ordinary shares are converted into or exchanged for other securities, cash or property, or each, a “Fundamental Transaction,” then upon any subsequent exercise of Series C Warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of ordinary shares then issuable upon exercise of those Series C Warrants, and any additional consideration payable as part of the Fundamental Transaction.

In the event of an Fundamental Transaction (other than a Fundamental Transaction not approved by the Company’s Board of Directors), we or any successor entity shall, subject to any applicable law, at the option of a registered holder of a Warrant, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction, purchase the Warrants of that holder from that holder by paying to that holder an amount of cash equal to the Black Scholes value of the remaining unexercised Warrants of that holder on the date of the consummation of such Fundamental Transaction.

Transferability

Subject to applicable laws, the Series C Warrants may be transferred at the option of the holders upon surrender of the Series C Warrants to the warrant agent, together with the appropriate instruments of transfer.

Warrant Agent and Listing

The Series C Warrants will be issued in registered form under the warrant Agreement between us and the warrant agent. The Nasdaq Capital Market approved the listing of the Series C Warrants, on July 19, 2018, and such Series C Warrants will commence trading under the symbol “MDGSW” on July 23, 2018.

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Rights as a Shareholder

Except as otherwise provided in the warrant agreement or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of Series C Warrants does not have rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the warrants.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Pre-Funded Warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-funded Warrant.

The purpose of the Pre-funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or at the election of the investor, 9.99%) of our outstanding ordinary shares following the consummation of this offering the opportunity to invest capital into the Company without triggering such ownership restrictions. By receiving Pre-funded Warrants in lieu of the ADSs contained in the Units which would result in such holders’ ownership exceeding 4.99% (or at the election of the investor, 9.99%), such holders will have the ability to exercise their options to purchase the ADSs underlying the Pre-funded Warrants for nominal consideration of $0.01 per ADS at a later date. Pre-funded Warrants that expire unexercised will have no further value and the holders of such warrants will lose the pre-funded amount.

Exercisability

The Pre-Funded Warrants are exercisable until fully exercised. The Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the Pre-funded Warrant, a holder (together with its affiliates and any persons acting as a group together with the holder or any of the holder’s affiliates) may not exercise any portion of the Pre-funded Warrants to the extent that the holder would own more than 4.99% of the outstanding ordinary shares after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase or decrease the amount of ownership of outstanding shares after exercising the holder’s warrants, as applicable, up to 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Cashless Exercise

In the event that at any time a registration statement covering the resale of the ordinary shares underlying the Pre-funded Warrants is not effective, or no current prospectus is available for the resale of the ordinary shares underlying the Pre-funded Warrants, the holder may, in its sole discretion, exercise Pre-funded Warrants and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of ADSs determined according to the formula set forth in the Pre-funded Warrant.

Exercise Price

The initial exercise price per ADS purchasable upon exercise of the Pre-funded Warrants is equal to $0.01.

Listing

We do not plan on applying to list the Pre-funded Warrants on The Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transaction

If, at any time while the Pre-funded Warrants are outstanding, (1) we consolidate or merge with or into another corporation whether or not the Company is the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, or any of its significant subsidiaries (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of the ordinary shares are permitted to sell, tender or exchange their ordinary shares for other securities, cash or property and has been accepted by the holders of 50% or more of the ordinary shares, (4) we consummate a securities purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of the outstanding ordinary shares, (5) we effect any reclassification or recapitalization of the ordinary shares or any compulsory exchange pursuant to which the ordinary shares are converted into or exchanged for other securities, cash or property, or each, a “Fundamental Transaction,” then upon any subsequent exercise of Pre-funded Warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of ordinary shares then issuable upon exercise of those Pre-funded Warrants, and any additional consideration payable as part of the Fundamental Transaction.

Rights as a Shareholder

Except as otherwise provided in the Form of Pre-funded Warrant or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of Pre-funded Warrants does not have rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the warrants.

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Underwriting

We have entered into an underwriting agreement dated July 19, 2018, with H.C. Wainwright & Co., LLC, as underwriter, with respect to the securities being offered hereby. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter and the underwriter has agreed to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, 577,529 Units and 2,260,145 Pre-funded Units. The underwriter and an associated person of the underwriter (each for its own account) have agreed to purchase an aggregate of 142,858 ADSs and 142,858 Series C warrants to purchase up to an aggregate of 142,858 ADSs in this offering for a total purchase price of $500,003.

A copy of the form of underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The Units and Pre-funded Units we are offering are being offered by the underwriter subject to certain conditions specified in the underwriting agreement.

We have been advised by the underwriter that it proposes to offer the Units and Pre-funded Units, as the case may be, directly to the public at the public offering prices set forth on the cover page of this prospectus. Any Units and Pre-funded Units sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of $0.1575 per Unit or Pre-funded Unit.

The underwriting agreement provides that the underwriter’s obligation to purchase the securities we are offering is subject to conditions contained in the underwriting agreement. The underwriter is obligated to purchase and pay for all of the Units and/or Pre-funded Units offered by this prospectus, if any of these Units and/or Pre-funded are purchased, other than those ADSs and/or Series C Warrants to purchase ADSs covered by the option to purchase additional securities described below.

No action has been taken by us or the underwriter that would permit a public offering of the Units or Pre-funded Units in any jurisdiction where action for that purpose is required. None of the securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of Units and Pre-funded Units and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the Units or Pre-funded Units in any jurisdiction where that would not be permitted or legal.

Underwriting Discounts, Commissions and Expenses

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional ADSs and/or Series C Warrants to purchase ADSs.

	Per Unit	Per Pre-funded Unit	Total Without Option	Total With Option
Public offering price	$3.50	$3.49	$9,909,258	$11,399,036
Underwriting discounts and commissions	$0.245	$0.245	$695,230	$799,515
Proceeds before expenses	$3.255	$3.245	$9,214,028	$10,599,521

We have also agreed to pay to the underwriter a management fee equal to 1.0% of the aggregate gross proceeds raised in this offering. We estimate the total expenses payable by us for this offering, excluding the underwriting discounts and commissions, to be approximately $574,000, which includes (i) $40,000 non-accountable expense allowance payable to the underwriter, (ii) reimbursement of the accountable expenses of the underwriter equal to $120,000, including the legal fees of the underwriter being paid by us, and (iii) other estimated expenses of approximately $314,000, which include legal, accounting, printing costs and various fees associated with the registration and listing of our securities sold in this offering.

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We have paid an advance of $25,000 to the underwriter, which will be applied against accountable expenses that will be paid by us to the underwriter in connection with this offering, which advance will be refunded to us to the extent not actually incurred by the underwriter in the event this offering is terminated.

In addition, we have agreed to issue to the underwriter warrants to purchase 198,637 ADSs, which represents 7% of the aggregate number of ADSs sold in this offering (including the number of shares of ADSs issuable upon exercise of the Pre-funded Warrants), at an exercise price of $4.375 per ADS (representing 125% of the public offering price for a Unit to be sold in this offering). The underwriter warrants will be exercisable immediately and for five years from the date of the underwriting agreement. Pursuant to FINRA Rule 5110(g), the underwriter warrants and any shares issued upon exercise of the underwriter warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter or related persons do not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period.

Option to Purchase Additional Securities

We have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to additional ADSs at a purchase price of $3.49 per ADS and/or up to additional Series C Warrants to purchase ADSs at a purchase price of $0.01 per Series C Warrant, less the underwriting discounts and commissions of $0.2443 per ADS and $0.0007 per Series C Warrant. If any additional shares of ADSs and/or Series C Warrants are purchased pursuant to such option, the underwriter will offer these securities on the same terms as those on which the securities are being offered hereby.

Right of First Refusal

We have also granted the underwriter certain rights of first refusal for a period of twelve months to act as sole book-running manager, sole underwriter or sold placement agent for each and every future public or private equity or debt offering in the U.S. by us or any of our successors or subsidiaries, under certain circumstances.

Tail Financing Payments

We have also agreed to pay the underwriter a tail fee equal to the cash and warrant compensation in this offering, if any investor, who was contacted in writing in connection with this offering or introduced to us in connection with this offering by the underwriter during the term of the underwriter’s engagement, provides us with capital in any public or private offering or other financing or capital raising transaction, subject to certain conditions and exceptions, during the twelve month period following expiration or termination of our engagement of the underwriter.

Lock-up Agreements

Our officers and directors have agreed with the underwriter to be subject to a lock-up period of 90 days following the date of this prospectus. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our ADSs or any securities convertible into, or exercisable or exchangeable for, ADSs. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our ADSs for 90 days following the closing of this offering, although we will be permitted to issue stock options or stock awards to directors, officers, employees and consultants under our existing plans. The underwriter may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

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Stabilization, Short Positions and Penalty Bids

The underwriter may engage in syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our ADSs:

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our ADSs. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter also may engage in passive market making transactions in our ADSs in accordance with Regulation M during a period before the commencement of offers or sales of our ADSs in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transactions, once commenced, will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the underwriter may be required to make for these liabilities.

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Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriter, if any, participating in this offering and the underwriter may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus form a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Other Relationships

The underwriter and its respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriter acted as our underwriter in connection with our public offering in March 2017 and our placement agent in connection with a registered direct offering in November 2017, for which it received compensation.

Listing

Our ADSs are listed on the Nasdaq Capital Market under the symbol “MDGS.” The Nasdaq Capital Market approved the listing of the Series C Warrants and such Series C Warrants will commence trading under the symbol "MDGSW" on July 23, 2018. We do not intend to apply for listing of the Pre-funded Warrants on any securities exchange or other nationally recognized trading system.

Notice to Non-U.S. Investors

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the securities being offered pursuant to this prospectus is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

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Expenses Related to Offering

The following table sets forth the costs and expenses, other than underwriting discounts, commissions and expenses, payable by us in connection with the offer and sale of ordinary shares in this offering. All amounts listed below are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Itemized expense	Amount
SEC registration fee	$5,852
FINRA filing fee	$7,551
Legal fees and expenses	$180,000
Transfer agent and registrar fees	$63,851
Accounting fees and expenses	$45,000
Miscellaneous	$12,831
Total	$315,085

Legal Matters

The validity of the securities offered hereby and certain matters of Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel. Certain matters of United States federal securities law relating to this offering will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester, LLP, New York, New York. Certain legal matters of United States federal securities law related to the offering will be passed upon for the underwriter by McDermott, Will & Emery LLP, New York, New York. Certain matters of Israeli law relating to this offering will be passed upon for the underwriter by Barnea & Co., Tel-Aviv, Israel.

Experts

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1b to the consolidated financial statements) of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Enforceability of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States

We have irrevocably appointed Medigus USA LLC as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 140 Town & Country Dr., Suite C Danville, CA 94526, USA.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva Leshem Tal, that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

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Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the judgment may no longer be appealed;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

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Where You Can Find Additional Information

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith file annual and special reports with, and furnish other information to, the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on this public reference room. In addition, the SEC maintains a web site that contains reports and other information regarding issuers that file electronically with the SEC. You may access the SEC’s website at http://www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

This prospectus is part of the registration statement on Form F-1 filed with the SEC in connection with this offering and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	the description of our ordinary shares, par value NIS 1.00 per share, and the American Depositary Shares representing the ordinary shares, contained in our Registration Statement on Form 20-F filed with the SEC on May 7, 2015, including any subsequent amendment or any report filed for the purpose of updating such description;

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 22, 2018; and

●	our reports on Form 6-K furnished to the SEC on April 17, 2018 (with respect to the first paragraph of Form 6-K and the first paragraph of exhibit 99.1), May 14, 2018 (with respect to the first paragraph of Form 6-K and the first paragraph of exhibit 99.1), June 4, 2018 (with respect to exhibit 99.1), June 11, 2018 (with respect to exhibits 99.2 and 99.3), June 26, 2018 (other than Exhibit 99.1), June 28, 2018 and July 9, 2018.

Documents incorporated by reference in this prospectus are available from us without charge upon written or oral request, excluding any exhibits to those documents that are not specifically incorporated by reference into those documents. You can obtain documents incorporated by reference in this document by requesting them from us in writing or at our principal executive offices at Omer Industrial Park No. 7A, P.O. Box 3030, 8496500.

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MEDIGUS LTD.

577,529 Units (each consisting of one American Depositary Share and one Series C Warrant

to purchase one American Depositary Share)

and

2,260,145 Pre-funded Units (each consisting of one Pre-Funded Warrant to purchase one American Depositary Share and one Series C Warrant to purchase one American Depositary Share)

American Depositary Shares Underlying the Pre-funded Warrants and

American Depositary Shares Underlying the Warrants

H.C. Wainwright & Co.
PROSPECTUS

JULY 19, 2018